

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 24, 2007

Mr. Michael S. McDevitt
Chief Executive Officer, Chief Financial Officer
Medifast, Inc.
11445 Conhill Drive
Owings Mills, MD 21117

> **Re: Medifast, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-23016**
> **Supplemental Response dated July 9, 2007**

Dear Mr. McDevitt:

We have reviewed the above filings and have the following accounting comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 16, 2007

Note 2 – Summary of Significant Accounting Policies, page 29

1.   We note numerous discrepancies in your response letter filed on July 9, 2007. For example, in your response number 9, you present revised disclosure regarding goodwill and other intangible assets. Then, in your response number 10, you provide additional draft disclosure regarding goodwill and other intangible assets but eliminate some of the words that were added in number 9. Additionally, in number 10, your draft disclosure indicates that customer lists are being amortized

over a period of 5 years, while your draft disclosure in number 11 indicates that customer lists are being amortized over a period of 5 to 7 years. Please use care when filing your amendment to provide disclosure that is accurate and clear and to avoid additional comments from us.

2.   We note your response to prior comment 13 in our letter dated June 19, 2007, where you state that you initially accounted for Customer List #1 as an indefinite-lived asset. It appears from your response that when you revised your policy to treat it as a 5-year asset, you considered this to be a change in an accounting estimate rather than an accounting error. We believe that your original assessment was an accounting error. It is our understanding that the customers on List #1 are people, not legal entities, and people do not have indefinite lives under any circumstances. Accordingly, restate your financial statements for 2005 and subsequent periods as necessary for this accounting error. If you believe that the adjustment would not be material, quantify the impact for us as to amounts and percentage of total assets, total operating expenses and net income for each fiscal quarter from the time of the error through the first quarter of 2007 and provide an analysis of non-qualitative factors described in SAB Topic 1:M. Also consider the provisions of SFAS 154 and SAB Topic 1:N.

3.   With regard to prior comment 13 in our letter dated June 19, 2007, tell us why you have failed to provide the converted-to-sale percentage for Customer Lists 3, 4 and 5, as we had requested. We note that you write "N/A" for each of these lists for each year in your response but do not explain why these figures are not applicable or not available. Also provide us a schedule showing, for each customer list separately, the cost of the asset, the amortization expense and impairment by year since acquisition, and the related revenues derived from the asset each year.

We caution you that if your historical experience indicates that a 5-year life is not reasonable for customer lists, we would expect that lives assigned to new and existing lists would be shorter. Additionally, we would expect that if your experience demonstrates that customer lists are more valuable in the first year than in subsequent years, your amortization method would reflect this for other lists as well. We note that you impaired List 1 in its second year, but you continued to believe that List 2 should be amortized straight-line over 5 years.

4.   Upon amendment, revise your MD&A to discuss the $350,000 impairment charge for Customer List #1 which you tell us that you recorded in the first quarter of 2006. We note that this sum is equal to nearly 7% of your reported 2006 net income. We also note that in the first quarter of 2006, it was equal to nearly 21% of net income, it reduced operating profits by 10%, and discussions of the impairment were likewise omitted from your MD&A.

Form 10-Q filed May 10, 2007

General

5.   We note your responses to prior comments 16, 17 and 19 in our letter dated June 19, 2007. Complying prospectively will not be sufficient, and it will be necessary for you to amend your Form 10-Q filed May 10, 2007, as quickly as possible after your Form 10-K amendment is filed. In your next response, provide your draft disclosure in response to prior comment 19.

Note 4 – Goodwill and Other Intangible Assets, page 7

6.   We note your response to prior comment 18 in our letter dated June 19, 2007. Since the use of Customer List #2 began in the second month of the quarter, amortization expense should have been recorded according to your best estimate of asset life at that time for the second and third months of the quarter. Restate your financial statements and revise related disclosure accordingly.

Closing Comments

        As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

        You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

                                                Sincerely,

                                                April Sifford
                                                Branch Chief